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                                                                      EXHIBIT 99

                             Risks and Uncertainties

     We are subject to various risks that could have a negative effect on the Company and its financial condition, many of which are beyond our control. As a result of these and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price. An investment in our stock involves various risks, including those mentioned below and in our Annual Report on Form 10-K for the year ended December 31, 2004 and those that are detailed from time to time in our other filings with the Securities and Exchange Commission.

We are subject to risk inherent in owning and leasing real estate.

     We are subject to varying degrees of risk generally related to leasing and owning real estate many of which are beyond our control. In addition to general risks related to owning properties used in the petroleum marketing industry, risks include, among others, liability for long-term lease obligations, changes in regional and local economic and real estate market conditions; changes in supply of, or demand for rental properties similar to ours; competition for tenants and changes in rental rates; our ability to relet properties on favorable terms or at all; our ability to collect rent payments when due; changes in interest rates and in the availability, cost and terms of financing; the potential for uninsured casualty and other losses, the impact of present or future environmental legislation and compliance with environmental laws; adverse changes in zoning laws and other regulations; and acts of terrorism and war. In addition, real estate investments are relatively illiquid, which means that our ability to vary our portfolio of properties in response to changes in economic and other conditions may be limited.

Our revenues are primarily dependent on the performance of Getty Petroleum Marketing Inc., our primary tenant. Although we periodically receive and review financial statements and other financial information from Marketing, some of the information is not publicly available. We may not have sufficient information to identify a deterioration of the financial performance or condition of Marketing, or have sufficient time to advise our shareholders of such deterioration prior to any default by Marketing on its monetary obligations to us that may result from such deterioration. If Marketing does not fulfill its monetary obligations to us, our financial condition and results of operations will be materially adversely affected.

     We rely upon the revenues from leasing retail motor fuel and convenience store properties and petroleum distribution terminals, primarily to Marketing, for substantially all of our revenues (88.9% for the nine months ended September 30, 2005). Accordingly, our revenues will be dependent to a large degree on the economic performance of Marketing and of the petroleum marketing industry and any factor that adversely affects Marketing or our other lessees may have a material adverse effect on our financial condition and results of operations. Marketing is wholly owned by a subsidiary of Lukoil, one of the largest integrated Russian oil companies. In the event that Marketing cannot or will not perform its monetary obligations under the Marketing Leases with us, our financial condition and results of operations would be materially adversely affected. Although Marketing is wholly owned by a subsidiary of Lukoil, no assurance can be given that Lukoil will cause Marketing to fulfill any of its obligations under the Marketing Leases.

     We periodically receive and review Marketing's financial statements and other financial data. We receive this information from Marketing pursuant to the terms of the Master Lease. Certain of this information is not publicly available and the terms of the Master Lease prohibit us from including this financial information in our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q or in our Annual Report to Shareholders. The financial performance of Marketing may deteriorate, and Marketing may ultimately default on its monetary obligations to us before we receive financial information from Marketing that would indicate the deterioration or before we would have the opportunity to advise our shareholders of any increased risk of default. Additionally, any financial data of Marketing that we are able to provide in our periodic reports is derived from financial data provided by Marketing and neither we, nor our auditors, have been involved with the preparation or review of such data.

     As part of a periodic review by the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") of our Annual Report on Form 10-K for the year ended December 31, 2003, we received and responded to a number of comments. The only comment that remains unresolved pertains to the SEC's position that we must include the financial statements and summarized financial data of Marketing in our periodic filings. The SEC recently indicated that, unless we file Marketing's financial statements and summarized financial data with our periodic reports,: (i) it will not consider our Annual Reports on Forms 10-K for the years 2000 - 2004 to be compliant; (ii) it will not consider us to be current in our reporting requirements; and (iii) it will not be in a position to declare effective any registration statements we may file for public offerings of our securities. We continue to dispute the SEC's position that these financial statements and summarized financial data of Marketing are required. We do not believe that we have a material liability for offers and sales of our securities made pursuant to registration statements that did not contain the financial statements or summarized financial data of Marketing. We cannot accurately predict the consequences if we are


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ultimately unsuccessful in our position that the financial statements and summarized financial data of Marketing are not required.

     Certain financial and other information concerning Marketing is available from Dun & Bradstreet and may be accessed by their web site (www.dnbsearch.com) upon payment of their fee.

     If Marketing does not fulfill its monetary obligations to us under the Marketing Leases, our financial condition and results of operations will be materially adversely affected. Based on our review of the financial statements and other financial data Marketing has provided to us to date, we believe that Marketing has the liquidity and financial ability to continue to pay timely its monetary obligations to us under the Marketing Leases, as it has since the inception of the Master Lease in 1997.

     Marketing's earnings and cash flow from operations depend upon rental income from its tenants and the sale of refined petroleum products at margins in excess of its fixed and variable expenses. A large, rapid increase in wholesale petroleum prices would adversely affect Marketing's profitability and cash flow if the increased cost of petroleum products could not be passed on to Marketing's customers or if automobile consumption of gasoline were to significantly decline. Petroleum products are commodities whose prices depend on numerous factors that affect the supply of and demand for petroleum products. The prices paid by Marketing and other petroleum marketers for products are affected by global, national and regional factors. We cannot be certain how these factors will affect petroleum product prices or supply in the future, or how in particular they will affect Marketing or our other tenants. We believe that Marketing currently relies on various suppliers for the purchase of refined petroleum products.

Substantially all of our tenants depend on the same industries for their revenues.

     We derive substantially all of our revenue from leasing, primarily on a triple-net basis, retail motor fuel and convenience store properties and petroleum distribution terminals to tenants in the petroleum marketing industry. Accordingly, our revenues will be dependent on the economic success of the petroleum marketing industry, and any factors that adversely affect that industry could also have a material adverse effect on our financial condition and results of operations. The success of participants in that industry depends upon the sale of refined petroleum products at margins in excess of fixed and variable expenses. A large, rapid increase in wholesale petroleum prices would adversely affect the profitability and cash flows of Marketing and our other tenants if the increased cost of petroleum products could not be passed on to their customers or if automobile consumption of gasoline were to significantly decline. Petroleum products are commodities whose prices depend on numerous factors that affect the supply of and demand for petroleum products. The prices paid by Marketing and other petroleum marketers for products are affected by global, national and regional factors. We cannot be certain how these factors will affect petroleum product prices or supply in the future, or how in particular they will affect Marketing or our other tenants. We believe that Marketing currently relies on various suppliers for the purchase of refined petroleum products.

Property taxes on our properties may increase without notice.

     Each of our owned properties is subject to real property taxes. The real property taxes on our properties and any other properties that we develop or acquire in the future may increase as property tax rates change and as those properties are assessed or reassessed by tax authorities. To the extent that our tenants are unable or unwilling to pay such increase in accordance with their leases, our net operating expenses may increase.

Compliance with environmental regulations may be costly.

     The real estate business and the petroleum products industry are subject to numerous federal, state and local laws and regulations, including matters relating to the protection of the environment. Under certain environmental laws, a current or previous owner or operator of real estate may be liable for contamination resulting from the presence or discharge of hazardous or toxic substances or petroleum products at, on or under such property, and may be required to investigate and clean-up such contamination. Such laws typically impose liability and clean-up responsibility without regard to whether the owner or operator knew of or caused the presence of the contaminants, or the timing or cause of the contamination, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. For example, liability may arise as a result of the historical use of a property or from the migration of contamination from adjacent or nearby properties. Any such contamination or liability may also reduce the value of the property. In addition, the owner or operator of a property may be subject to claims by third parties based on injury, damage and/or costs, including investigation and clean-up costs, resulting from environmental contamination present at or emanating from a property. The properties owned or controlled by us are leased primarily as retail motor fuel and convenience store properties, and therefore may contain, or may have contained, underground storage tanks for the storage of petroleum products and other hazardous or toxic substances, which creates a potential for the release of such products or substances. Some of the properties may be adjacent to or near properties that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. In addition, certain of the properties are on, adjacent to or near properties upon which others


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have engaged or may in the future engage in activities that may release petroleum products or other hazardous or toxic substances. There may be other environmental problems associated with our properties of which we are unaware. These problems may make it more difficult for us to relet or sell our properties on favorable terms or at all.

     We have agreed to provide limited environmental indemnification, capped at $4.25 million and expiring in 2010, to Marketing for certain pre-existing conditions at six of the terminals we own and lease to Marketing. Under the agreement, Marketing will pay the first $1.5 million of costs and expenses incurred in connection with remediating any such pre-existing conditions, Marketing will share equally with us the next $8.5 million of those costs and expenses and Marketing will pay all additional costs and expenses over $10.0 million. We have not accrued a liability in connection with this indemnification agreement since it is uncertain that any amounts will be required to be paid under the agreement.

     As of September 30, 2005 we had accrued $19.4 million as management's best estimate of the fair value of reasonably estimable environmental remediation costs and we had also recorded $4.9 million as management's best estimate for recoveries from state UST remediation funds, net of allowance, related to environmental obligations and liabilities. Environmental expenditures were $3.5 million and recoveries from underground storage tank funds were $1.5 million for the nine months ended September 30, 2005. For the nine months ended September 30, 2005, net changes in estimated remediation costs and accretion expense included in our consolidated statements of operations amounted to $1.4 million, which was net of probable recoveries from state UST remediation funds. We currently estimate that our net environmental spending will be approximately $5.0 million during 2005. Our business plan for 2005 currently projects a net change in estimated remediation costs and accretion expense of approximately $3.6 million.

     In view of the uncertainties associated with environmental expenditures, however, we believe it is possible that the fair value of future actual net expenditures could be substantially higher than these estimates. Adjustments to accrued liabilities for environmental remediation costs will be reflected in our financial statements as they become probable and a reasonable estimate of fair value can be made. Although future environmental costs may have a significant impact on results of operations for any single fiscal year or interim period, we believe that such costs will not have a material adverse effect on our long-term financial position.

     We cannot predict what environmental legislation or regulations may be enacted in the future, or how existing laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. We cannot predict whether state underground storage tank fund programs will be administered and funded in the future in a manner that is consistent with past practices or whether future environmental spending will continue to be eligible for reimbursement under these programs. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws which may develop in the future, could have an adverse effect on our financial position, or that of our tenants, and could require substantial additional expenditures for future remediation.

     For additional information with respect to environmental remediation costs and estimates see "Environmental Matters" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" which appears in the Company's Annual Report on Form 10-K for the year ended December 31, 2004 and note 5 to our consolidated financial statements in our Annual Report to Shareholders filed as exhibit 13 in such Form 10-K, and "Environmental Matters" in "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" which appears in this Quarterly Report on Form 10-Q, and the accompanying consolidated financial statements and related notes which appear in this Form 10-Q (including note 5).

We are defending pending lawsuits and claims and are subject to material losses.

     We are subject to various lawsuits and claims, including litigation related to environmental matters, damages resulting from leaking UST and toxic tort claims. The ultimate resolution of certain matters cannot be predicted because considerable uncertainty exists both in terms of the probability of loss and the estimate of such loss. Our ultimate liabilities resulting from such lawsuits and claims, if any, may be material to our results of operations in the period in which they are recognized.

Our properties are concentrated in the Northeast United States, and adverse conditions in that region, in particular, could negatively impact our operations.

     A significant portion of the properties we own and lease are located in the Northeast United States. Because of the concentration of our properties in that region, in the event of adverse economic conditions in that region, we would likely experience higher risk of default on payment of rent payable to us (including under the Marketing Leases) than if our properties were more geographically diversified. Additionally, the rents on our properties may be subject to a greater risk of default than other properties in the event of adverse economic, political, or business developments or natural hazards that may affect the


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Northeast United States and the ability of our lessees to make rent payments. In the event of any natural disaster, our ability to pay dividends could be adversely affected.

We are in a competitive business.

     The real estate industry is highly competitive. Where we own properties, we compete for tenants with a large number of real estate property owners and other companies that sublet properties. Our principal means of competition are rents charged in relation to the income producing potential of the location. In addition, we expect other major real estate investors, some with much greater resources, will compete with us for attractive acquisition opportunities. These competitors include petroleum manufacturing, distributing and marketing companies, other REITs, investment banking firms and private institutional investors. This competition has increased prices for commercial properties and may impair our ability to make suitable property acquisitions on favorable terms in the future.

Our future cash flow is dependent on renewal of leases and reletting of our space.

     We are subject to risks that financial distress of our tenants may lead to vacancies at our properties, that leases may not be renewed, that locations may not be relet or that the terms of renewal or reletting (including the cost of required renovations) may be less favorable than current lease terms. In addition, numerous properties compete with our properties in attracting tenants to lease space. The number of competitive properties in a particular area could have a material adverse effect on our ability to lease our properties or newly acquired properties and on the rents charged. If we were unable to promptly relet or renew the leases for all or a substantial portion of these locations, or if the rental rates upon such renewal or reletting were significantly lower than expected, our cash flow could be adversely affected and the resale values or our properties could decline. The Marketing Leases have an initial term expiring in December 2015, and generally provide Marketing with three renewal options of ten years each and a final renewal option of three years and ten months extending to 2049. Each of the renewal options may be exercised only on an "all or nothing" basis.

We may acquire or develop new properties, and this may create risks.

     We may acquire or develop properties or acquire other real estate companies when we believe that an acquisition or development matches our business strategies. We may not succeed in consummating desired acquisitions or in completing developments on time or within our budget. We also may not succeed in leasing newly developed or acquired properties at rents sufficient to cover their costs of acquisition or development and operations.

We are subject to losses that may not be covered by insurance.

     Marketing, and other tenants, as the lessee of our properties, are required to provide insurance for such properties, including casualty, liability, fire and extended coverage in amounts and on other terms as set forth in our master leases. We carry insurance against certain risks and in such amounts as we believe are customary for businesses of our kind. However, as the costs and availability of insurance change, we may decide not to be covered against certain losses (such as certain environmental liabilities, earthquakes, hurricanes, floods and civil disorders) where, in the judgment of management, the insurance is not warranted due to cost or availability of coverage or the remoteness of perceived risk. There is no assurance that our insurance against loss will be sufficient. The destruction of, or significant damage to, or significant liabilities arising out of conditions at our properties due to an uninsured cause would result in an economic loss and could result in us losing both our investment in, and anticipated profits from, such properties. When a loss is insured, the coverage may be insufficient in amount or duration, or a lessee's customers may be lost, such that the lessee cannot resume its business after the loss at prior levels or at all, resulting in reduced rent or a default under its lease. Any such loss relating to a large number of properties could have a material adverse effect on our financial condition.

Failure to qualify as a REIT would have adverse consequences to our shareholders.

     We elected to be taxed as a REIT beginning January 1, 2001. We cannot, however, guarantee that we will continue to qualify in the future as a REIT. In order to initially qualify for REIT status, we were required, among other items, to make a distribution to shareholders in an amount at least equal to our accumulated "earnings and profits" (as defined by the Internal Revenue Code) from the years we operated as a taxable corporation. On August 1, 2001, we paid the earnings and profits distribution to our shareholders in an amount that we estimated was required in order for us to qualify as a REIT. Determination of accumulated earnings and profits for federal income tax purposes is extremely complex. Should the Internal Revenue Service successfully assert that our accumulated earnings and profits were greater than the amount distributed, we may fail to qualify as a REIT; however, we may avoid losing our REIT status by paying a deficiency dividend to eliminate any remaining accumulated earnings and profits. We may have to borrow money or sell assets to pay such a deficiency dividend. We cannot give any assurance that new legislation, regulations, administrative interpretations or court decisions will not significantly change the requirements relating to our qualification. If we fail to qualify as a REIT, we will again be subject to federal income tax at regular corporate rates, and could be subject to the federal alternative minimum tax, we would be required to pay significant income


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taxes and would have less money available for our operations and distributions to shareholders. This would likely have a significant adverse effect on the value of our securities. We could also be precluded from treatment as a REIT for four taxable years following the year in which we lost the qualification, and all distributions to stockholders would be taxable as regular corporate dividends to the extent or our current and accumulated earnings and profits.

As a REIT, we are dependent on external sources of capital which may not be available on favorable terms.

     To maintain our status as a REIT, we must distribute to our shareholders each year at least ninety percent of our net taxable income, excluding any net capital gain. Because of these distribution requirements, it is not likely that we will be able to fund all future capital needs, including acquisitions, from income from operations. Therefore, we will have to rely on third-party sources of capital, which may or may not be available on favorable terms or at all. Moreover, additional equity offerings may result in substantial dilution of shareholders' interests, and additional debt financing may substantially increase our leverage. Our access to third-party sources of capital depends upon a number of factors, including general market conditions, the market's perception of our growth potential, our current and potential future earnings and cash distributions and the market price of our common stock.

The loss of certain members of our management team could adversely affect our business.

     We depend upon the skills and experience of our executive officers. Loss of the services of any of them could have a material adverse effect on our business and financial condition. We do not have employment agreements with any of our executives.

Our business operations may not generate sufficient cash for distributions or debt service.

     We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to make distributions on our common stock, to pay our indebtedness, or to fund our other liquidity needs. We may not be able to repay or refinance existing indebtedness on favorable terms, which could force us to dispose of properties on disadvantageous terms (which may also result in losses) or accept financing on unfavorable terms.

     Our ability to meet the financial and other covenants relating to our Credit Agreement may be dependent on the performance of our tenants. Failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all or a substantial portion of our indebtedness under our Credit Agreement.

We may be unable to pay dividends and our equity may not appreciate.

     Under the Maryland General Corporation Law, our ability to pay dividends would be restricted if, after payment of the dividend, (1) we would not be able to pay indebtedness as it becomes due in the usual course of business or (2) our total assets would be less than the sum of our liabilities plus the amount that would be needed, if we were to be dissolved, to satisfy the rights of any shareholders with liquidation preferences. There currently are no shareholders with liquidation preferences. No assurance can be given that our financial performance in the future will permit our payment of any dividends. As a result of the factors described above, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, stock price and ability to pay dividends.

Terrorist attacks and other acts of violence or war may affect the market, on which our common stock trades, the markets in which we operate, our operations and our results of operations.

     Terrorist attacks or armed conflicts could affect our business or the businesses of our tenants or of Marketing or its parent. The consequences of armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and worldwide financial markets and economy. They also could be a factor resulting in, or a continuation of, an economic recession in the U.S. or abroad. Any of these occurrences could have a significant adverse impact on our operating results and revenues and may result in volatility of the market price for our common stock.


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